Exhibit 99.1

ASX/NASDAQ Announcement 20 June 2024

ASX provides conditional steps to reinstatement to trading

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘AHI’ or ‘the Company’) is pleased to update shareholders that it has received guidelines from the Australian Securities Exchange (ASX) stating that the Company's securities will be reinstated to trading on the ASX, subject to the satisfaction of certain conditions precedent.

The conditions precedent required to be satisfied by the Company before its securities are reinstated to official quotation on the ASX are:

•	The Company securing AUD$4 million in cleared funds in the Company’s Bank account, to the satisfaction of the ASX; and
•	AHI will confirm the above in an ASX announcement and release any required ASX forms (including Appendix 3Bs for any proposed security issues).

The conditional reinstatement of the Company’s securities to trading on the ASX, is subject to the following caveats:

•	Upon satisfaction of the previous two bullet points, ASX intends to reinstate AHI’s securities to official quotation; and
•	The ASX has the discretion not to reinstate AHI’s securities to official quotation should the Company fail to comply with the Listing Rules, the spirit of the Listing Rules, or if other information comes to light.

AHI is working to satisfy these conditions precedent as quickly as possible and will provide shareholders with a further update regarding developments as the Company works towards reinstatement of its securities to official quotation on the ASX.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Simon Durack JP Chief Financial Officer & Company Secretary Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX/NASDAQ Announcement 20 June 2024

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is a pioneering health-tech company that has developed and integrated cutting-edge solutions to revolutionise healthcare globally and ensure equal access to health assessment for all. Since 2014, AHI has been harnessing the power of smartphone technology to provide scalable health assessment, risk stratification, and digital triage capabilities to a wide range of healthcare stakeholders worldwide, including providers, telehealth, insurers, employers, and government agencies.

AHI's proprietary technology and processes have led to creating a patented biometric health assessment that leverages multiple sensor sets accessible via smartphone. This comprehensive health evaluation encompasses body dimension and composition assessment, blood biomarker estimation, vital signs, cardiovascular disease risk estimates, and the detection and management of Atrial Fibrillation. AHI's technology also enables on-device dermatological skin identification across an impressive 588 skin conditions, including Melanoma.

This groundbreaking technology offers unparalleled accessibility and convenience, unlocking new possibilities for monitoring health at scale for global populations. By providing biometrically derived triage solutions accessible on and via a smartphone, AHI empowers its partners to identify risks and triage consumers into appropriate care pathways for proactive health management at a population scale.

AHI's team of world-class experts in machine learning, AI, computer vision, and medically trained data scientists drives innovation and improves healthcare outcomes for individuals worldwide. With a strong commitment to equitability and accessibility, AHI is transforming healthcare globally, one smartphone at a time.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2